082-00145

VELCRO®

SUPPL

07023956

SECOND QUARTER INTERIM REPORT

dw 6/1

SIX MONTHS ENDED

2

MARCH 31, 2007

VELCRO
INDUSTRIES N.V.

REPORT TO SHAREHOLDERS:

Sales for the first six months of fiscal year 2007 were $147,925,000, which was an increase of 8% over 2006. Sales for the second quarter were $80,254,000, which was an increase of 10% over the comparable period last year. Sales increases were achieved in all of our geographic regions.

Operating profit for the six months was $16,654,000, a 39% increase over 2006. For the quarter, operating profit was $10,990,000, which was a 52% increase over the second quarter of 2006.

These increases in sales and operating profits reflect strong demand for our core products, increased market penetration and successful new applications. Also, the increases in operating profits result from measures that have been taken to increase efficiencies in all areas of the business and cost containment programs. It should be noted, however, that the 2007 profit comparisons are to relatively weak operating results for the first six months of last year, due to costs associated with organizational restructuring and increases in energy and raw materials costs.

Royalties and other income totaled $310,000 for the first six months of 2007, down from $4,077,000 in 2006. This decrease resulted from the recording of approximately

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VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED
BALANCE SHEET
At March 31, 2007

Current Assets
Current Liabilities
Net Current Assets
Non Current Assets
Non Current Liabilities
NET ASSETS

Equity Accounts
Less: Treasury Shares
PARENT SHAREHOLDERS' EQUITY

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

$4,000,000 of income during the first quarter of last year relating to the resolution of three lawsuits.

Investment income totaled $5,706,000 for the first six months of fiscal year 2007, compared to $9,354,000 of investment income for the first six months of last year. Investment income for the second quarter was $1,811,000 compared to $4,295,000 for the second quarter of last year. These decreases reflect a decline in the level of realized capital gains on sales of equity securities during 2007 and realignments in the investment portfolio during 2006.

The above factors resulted in net earnings of $15,363,000 ($.51 per share) for the first six months and $7,422,000 ($.25 per share) for the second quarter. These earnings were 20% below the first six months of 2006 and 14% below for the second quarter.

For the Board of Directors

Robert W. H. Cripps
Chairman

A. John Holton
Deputy Chairman

May 10, 2007

Mar. 31, 2007 US$'000	Sept. 30, 2006 US$'000
132,131	118,795
(52,191)	(46,107)
79,940	72,688
283,950	277,307
(3,516)	(3,465)
360,374	346,530
367,439	353,595
(7,065)	(7,065)
360,374	346,530

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED
INCOME STATEMENT
Six Months Ended March 31, 2007

Sales
Operating Expenses
Operating Profit
Royalties and Other Income
Interest Expense
Investment Income:
Interest Income
Other Investment Income
Profit before Income Taxes
Income Tax Expense
PROFIT FOR THE PERIOD

Average Number of Shares
Outstanding During the Period

Basic and Diluted Earnings Per Share (in US$1)

Dividends Per Share (in US$1)

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

VELCRO INDUSTRIES N.V. *and Subsidiary Companies*
UNAUDITED CONSOLIDATED CONDENSED
CASH FLOW STATEMENT
Six Months Ended March 31, 2007

Cash Flow from Operating Activities
Cash Flow from Investing Activities
Cash Flow from Financing Activities
Net Increase (Decrease) in Cash and Cash Equivalents
Cash and Cash Equivalents at Beginning of Period
Cash and Cash Equivalents at End of Period

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

	Quarter Ended March 31,		Six Months Ended March 31,	
	2007	2006	2007	2006
	US$'000	US$'000	US$'000	US$'000
	80,254	72,858	147,925	136,826
	(69,264)	(65,638)	(131,271)	(124,834)
	10,990	7,220	16,654	11,992
	184	140	310	4,077
	(126)	(55)	(159)	(133)
	678	330	3,924	2,881
	1,133	3,965	1,782	6,473
	12,859	11,600	22,511	25,290
	5,437	2,958	7,148	5,993
	7,422	8,642	15,363	19,297
	30,040,490	30,040,490	30,040,490	30,040,490
	.25	.29	.51	.64
	---	---	.32	.30

	Six Months Ended March 31,	
	2007	2006
	US$'000	US$'000
	5,349	11,649
	(4,114)	(6,228)
	(920)	(10,847)
	315	(5,426)
	20,684	27,131
	20,999	21,705

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN EQUITY ACCOUNTS
Six Months Ended March 31, 2007

	Capital Stock US$'000	Capital in Excess of Par Value US$'000
Balance at October 1, 2005	20,389	2,901
Profit for the period		
Net increase in fair value of marketable securities		
Net gains on sales of marketable securities		
Foreign exchange translation differences		
Dividends paid		
Balance at March 31, 2006	20,389	2,901

	Capital Stock US$'000	Capital in Excess of Par Value US$'000
Balance at October 1, 2006	20,389	2,901
Profit for the Period		
Net increase in fair value of marketable securities		
Net gains on sales of marketable securities		
Foreign exchange translation differences		
Dividends paid		
Balance at March 31, 2007	20,389	2,901

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

SELECTED EXPLANATORY NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. Accounting Standards

Consistent with the most recent annual financial statements for the year ended September 30, 2006, the interim financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) and its interpretations as adopted by the International Accounting Standards Board.

2. Dividends

The dividend of $0.32 per common share was paid on February 9, 2007 to shareholders of record as of January 9, 2007.

3. Taxes

As noted in the 2006 Annual Report, Canadian tax authorities completed a local tax audit in 2006. During the first quarter of 2007, the Canadian subsidiary received the final withholding tax assessment

	For the Six Months Ended March 31, 2007		
	Manufacturing & Sales US$'000	Investments US$'000	Consolidation US$'000
Segment Revenue:			
External sales	147,925		147,925
Investment income		5,706	5,706
Segment Results	17,138	5,532	22,670

Retained Earnings US$'000	Revaluation Reserve US$'000	Cumulative Translation Adjustment US$'000	Total US$'000
272,706	31,004	8,297	335,297
19,297			19,297
	8,948		8,948
	(5,631)		(5,631)
		19	19
(9,012)			(9,012)
282,991	34,321	8,316	348,918

Retained Earnings US$'000	Revaluation Reserve US$'000	Cumulative Translation Adjustment US$'000	Total US$'000
300,626	18,743	10,936	353,595
15,363			15,363
	7,871		7,871
	(1,659)		(1,659)
		1,882	1,882
(9,613)			(9,613)
306,376	24,955	12,818	367,439

notices, which included penalties and interest, for the years 1995 through 2001 and 2004. These final assessments totaled approximately US$8.5 million. The Canadian subsidiary filed appeals with the Canadian tax authorities, and paid approximately US$7.9 million of these assessments during the first six months. The balance due on these assessments, of approximately US$600,000, is included as a liability in the balance sheet as of March 31, 2007. The difference between the total of these final assessments and the related liability recorded in the balance sheet as of the year ended September 30, 2006, of approximately US$550,000, has been recorded as a reduction to income tax expense in the income statement during the first quarter.

4. Segment Information

For management purposes, the Company is organized on a world-wide basis into two business segments, manufacturing and sales and investments. Business segment information is summarized as follows:

For the Six Months Ended March 31, 2006		
Manufacturing & Sales US$'000	Investments US$'000	Consolidation US$'000
136,826		136,826
	9,354	9,354
16,243	9,180	25,423

VELCRO INDUSTRIES N.V.
CASTORWEG 22-24, WILLEMSTAD, CURACAO
NETHERLANDS ANTILLES

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TRANSFER AGENTS AND REGISTRAR

COMPUTERSHARE INVESTOR SERVICES INC.
MONTREAL, CANADA

MELLON INVESTOR SERVICES, LLC
RIDGEFIELD PARK, NEW JERSEY, USA